FINANCIAL SUMMARY

(All financial information has been prepared in accordance with IFRS Accounting Standards)

FY2025 Semi-Annual

(April 1, 2024 through September 30, 2024)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2025 Semi-Annual Consolidated Financial Results

(All financial information has been prepared in accordance with IFRS Accounting Standards)

English translation from the original Japanese-language document

November 6, 2024

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo and Nagoya Stock Exchanges in Japan
Code number	:	7203
URL	:	https://global.toyota/jp/
Representative	:	Koji Sato, President
Contact person	:	Hideaki Hayashi, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of semi-annual securities report	:	November 13, 2024
Payment date of cash dividends	:	November 26, 2024
Supplemental materials prepared for financial results	:	yes
Earnings announcement for financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2025 First Half (April 1, 2024 through September 30, 2024)

(1)	Consolidated financial results (For the six months ended September 30)

	(% of change from previous first half)
	Sales revenues		Operating income		Income before income taxes		Net income		Net income attributable to Toyota Motor Corporation		Comprehensive income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2025 first half	23,282,450	5.9	2,464,217	-3.7	2,732,069	-22.4	1,865,651	-29.5	1,907,113	-26.4	1,614,391	-62.0
FY2024 first half	21,981,617	24.1	2,559,294	124.2	3,521,525	92.0	2,647,521	117.1	2,589,428	121.1	4,245,386	73.0

	Earnings per share attributable to Toyota Motor Corporation – Basic	Earnings per share attributable to Toyota Motor Corporation – Diluted
	Yen	Yen
FY2025 first half	142.15	142.15
FY2024 first half	191.26	191.26

(2)	Consolidated financial position

	Total assets	Total shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2025 first half	89,169,296	35,266,663	34,368,513	38.5
FY2024	90,114,296	35,239,338	34,220,991	38.0

2.	Cash Dividends

	Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2024	—	30.00	—	45.00	75.00
FY2025	—	40.00
FY2025 (forecast)			—	50.00	90.00

(Note)	Revisions to the forecast of cash dividends since the latest announcement: yes

3.	Forecast of Consolidated Results for FY2025 (April 1, 2024 through March 31, 2025)

	(% of change from FY2024)
	Sales revenues		Operating income		Income before income taxes		Net income attributable to Toyota Motor Corporation		Earnings per share attributable to Toyota Motor Corporation – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	46,000,000	2.0	4,300,000	-19.7	4,980,000	-28.5	3,570,000	-27.8	268.77

(Note)	Revisions to the forecast of consolidated results since the latest announcement: yes

Notes

(1)	Significant changes in the scope of consolidation during the period: none

(2)	Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS Accounting Standards: none

(ii)	Changes other than (2)-(i) above: none

(iii)	Changes in accounting estimates: none

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock):
FY2025 first half 15,794,987,460 shares, FY2024 16,314,987,460 shares

(ii)	Number of treasury stock at the end of each period: FY2025 first half 2,645,215,176 shares,
FY2024 2,840,815,433 shares

(iii)	Average number of shares issued and outstanding in each period: FY2025 first half 13,416,064,614 shares,
FY2024 first half 13,539,125,720 shares

These semi-annual consolidated financial results are not subject to certified public accountant’s or audit firm’s review.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect the plans and expectations of Toyota Motor Corporation and its consolidated subsidiaries (“Toyota”). These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota Motor Corporation’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

In order to convey top management’s aspirations and the company’s direction to all those whose lives are touched by Toyota, Toyota communicates what Toyota is really like through “Toyota Times.”

“Toyota Times” (https://toyotatimes.jp/en/)

TOYOTA MOTOR CORPORATION FY2025 Semi-Annual Financial Summary

Supplemental Material for Financial Results for FY2025 First Half

TOYOTA MOTOR CORPORATION FY2025 Semi-Annual Financial Summary

Financial Results and Position

1. Consolidated Financial Results for FY2025 First Half

Financial Results

Consolidated vehicle unit sales in Japan and overseas decreased by 188 thousand units, or 4.0%, to 4,556 thousand units in FY2025 first half (the first half ended September 30, 2024) compared with FY2024 first half (the first half ended September 30, 2023). Vehicle unit sales in Japan decreased by 133 thousand units, or 12.4%, to 939 thousand units in FY2025 first half compared with FY2024 first half. Overseas vehicle unit sales decreased by 55 thousand units, or 1.5%, to 3,617 thousand units in FY2025 first half compared with FY2024 first half.

The results of operations for FY2025 first half were as follows:

Sales revenues	23,282.4 billion yen	(an increase of 1,300.8 billion yen or 5.9% compared with FY2024 first half)

Operating income	2,464.2 billion yen	(a decrease of 95.0 billion yen or 3.7% compared with FY2024 first half)

Income before income taxes	2,732.0 billion yen	(a decrease of 789.4 billion yen or 22.4% compared with FY2024 first half)

Net income attributable to Toyota Motor Corporation	1,907.1 billion yen	(a decrease of 682.3 billion yen or 26.4% compared with FY2024 first half)

The changes in operating income were as follows:

Effects of marketing activities	a decrease of 70.0 billion yen

Effects of changes in exchange rates	an increase of 610.0 billion yen

Cost reduction efforts	an increase of 90.0 billion yen

Increase or decrease in expenses and expense reduction efforts	a decrease of 440.0 billion yen

Other	a decrease of 285.0 billion yen

TOYOTA MOTOR CORPORATION FY2025 Semi-Annual Financial Summary

Segment Operating Results

(1) Automotive:

Sales revenues for the automotive operations increased by 926.8 billion yen, or 4.6%, to 21,092.1 billion yen in FY2025 first half compared with FY2024 first half. However, operating income decreased by 179.5 billion yen, or 8.0%, to 2,067.7 billion yen in FY2025 first half compared with FY2024 first half. The decrease in operating income was mainly due to the increase in expenses and others.

(2) Financial services:

Sales revenues for the financial services operations increased by 421.6 billion yen, or 26.0%, to 2,043.0 billion yen in FY2025 first half compared with FY2024 first half, and operating income increased by 87.5 billion yen, or 35.8%, to 332.4 billion yen in FY2025 first half compared with FY2024 first half. The increase in operating income was mainly due to decrease in valuation losses on interest rate swaps stated at fair value.

(3) All other:

Sales revenues for all other businesses increased by 27.6 billion yen, or 4.4%, to 653.3 billion yen in FY2025 first half compared with FY2024 first half. However, operating income decreased by 5.7 billion yen, or 7.2%, to 74.0 billion yen in FY2025 first half compared with FY2024 first half.

Geographic Information

(1) Japan:

Sales revenues in Japan increased by 31.1 billion yen, or 0.3%, to 10,541.4 billion yen in FY2025 first half compared with FY2024 first half. However, operating income decreased by 58.6 billion yen, or 3.7%, to 1,522.4 billion yen in FY2025 first half compared with FY2024 first half. The decrease in operating income was mainly due to the effects of the misconduct in relation to applications for certification by Hino Motors, Ltd and the increase in expenses and others.

(2) North America:

Sales revenues in North America increased by 929.1 billion yen, or 10.8%, to 9,525.3 billion yen in FY2025 first half compared with FY2024 first half. However, operating income decreased by 175.3 billion yen, or 60.7%, to 113.7 billion yen in FY2025 first half compared with FY2024 first half. The decrease in operating income was mainly due to the increase in expenses and others.

(3) Europe:

Sales revenues in Europe increased by 230.6 billion yen, or 8.7%, to 2,889.1 billion yen in FY2025 first half compared with FY2024 first half, and operating income increased by 33.5 billion yen, or 18.4%, to 215.9 billion yen in FY2025 first half compared with FY2024 first half. The increase in operating income was mainly due to cost reduction efforts.

(4) Asia:

Sales revenues in Asia increased by 158.8 billion yen, or 3.7%, to 4,470.0 billion yen in FY2025 first half compared with FY2024 first half, and operating income increased by 79.3 billion yen, or 19.3%, to 490.4 billion yen in FY2025 first half compared with FY2024 first half. The increase in operating income was mainly due to the effects of changes in exchange rates.

(5) Other (Central and South America, Oceania, Africa and the Middle East):

Sales revenues in other regions decreased by 69.3 billion yen, or 3.2%, to 2,120.4 billion yen in FY2025 first half compared with FY2024 first half, and operating income decreased by 49.0 billion yen, or 25.9%, to 140.6 billion yen in FY2025 first half compared with FY2024 first half. The decrease in operating income was mainly due to the unfavorable impact of inflation and weak peso in Argentina.

TOYOTA MOTOR CORPORATION FY2025 Semi-Annual Financial Summary

2. Consolidated Financial Position for FY2025 First Half

Financial Position

The financial position for FY2025 first half was as follows:

Total assets decreased by 945.0 billion yen, or 1.0%, to 89,169.2 billion yen at the end of FY2025 first half compared with the end of FY2024. Liabilities decreased by 972.3 billion yen, or 1.8%, to 53,902.6 billion yen at the end of FY2025 first half compared with the end of FY2024. Shareholders’ equity increased by 27.3 billion yen, or 0.1%, to 35,266.6 billion yen at the end of FY2025 first half compared with the end of FY2024.

Overview of Cash Flow

Cash and cash equivalents decreased by 1,780.6 billion yen, or 18.9%, to 7,631.4 billion yen at the end of FY2025 first half compared with the end of FY2024.

The increases or decreases for each cash flow activity compared with the previous fiscal year are as follows:

Cash flows from operating activities

Net cash flows from operating activities resulted in an increase in cash by 1,817.1 billion yen for FY2025 first half. Net cash provided by operating activities decreased by 460.9 billion yen from 2,278.0 billion yen for FY2024 first half.

Cash flows from investing activities

Net cash flows from investing activities resulted in a decrease in cash by 3,085.7 billion yen for FY2025 first half. Net cash used in investing activities increased by 434.1 billion yen from 2,651.5 billion yen for FY2024 first half.

Cash flows from financing activities

Net cash flows from financing activities resulted in a decrease in cash by 289.7 billion yen for FY2025 first half. A 843.7 billion yen change compared with net cash provided by financing activities of 554.0 billion yen for FY2024 first half.

TOYOTA MOTOR CORPORATION FY2025 Semi-Annual Financial Summary

Unaudited Condensed Semi-Annual Consolidated Financial Statements

1. Unaudited Condensed Semi-Annual Consolidated Statement of Financial Position

	Yen in millions
	March 31, 2024	September 30, 2024
Assets
Current assets
Cash and cash equivalents	9,412,060	7,631,457
Trade accounts and other receivables	3,789,429	3,628,810
Receivables related to financial services	11,057,269	10,879,596
Other financial assets	4,702,168	6,429,654
Inventories	4,605,368	4,505,280
Income tax receivable	116,886	161,683
Other current assets	1,031,098	1,129,182

Total current assets	34,714,279	34,365,661

Non-current assets
Investments accounted for using the equity method	5,710,106	5,593,119
Receivables related to financial services	20,637,090	20,909,301
Other financial assets	11,390,559	10,737,103
Property, plant and equipment
Land	1,441,811	1,421,209
Buildings	5,884,749	5,864,078
Machinery and equipment	16,469,032	16,219,070
Vehicles and equipment on operating leases	7,523,911	7,394,095
Construction in progress	1,040,188	1,312,187

Total property, plant and equipment, at cost	32,359,692	32,210,638

Less - Accumulated depreciation and impairment losses	(18,101,905)	(18,032,821)

Total property, plant and equipment, net	14,257,788	14,177,816

Right of use assets	532,835	537,945
Intangible assets	1,355,326	1,315,568
Deferred tax assets	502,230	509,585
Other non-current assets	1,014,083	1,023,198

Total non-current assets	55,400,017	54,803,635

Total assets	90,114,296	89,169,296

TOYOTA MOTOR CORPORATION FY2025 Semi-Annual Financial Summary

	Yen in millions
	March 31, 2024	September 30, 2024
Liabilities
Current liabilities
Trade accounts and other payables	5,251,357	5,097,202
Short-term and current portion of long-term debt	15,406,284	14,890,799
Accrued expenses	1,863,760	1,743,570
Other financial liabilities	1,700,137	1,644,902
Income taxes payable	1,224,542	855,732
Liabilities for quality assurance	1,836,314	1,814,940
Other current liabilities	1,895,516	1,926,394

Total current liabilities	29,177,909	27,973,539

Non-current liabilities
Long-term debt	21,155,496	21,620,853
Other financial liabilities	495,814	476,202
Retirement benefit liabilities	1,077,962	1,077,266
Deferred tax liabilities	2,219,638	1,825,390
Other non-current liabilities	748,139	929,383

Total non-current liabilities	25,697,049	25,929,094

Total liabilities	54,874,958	53,902,633

Shareholders’ equity
Common stock	397,050	397,050
Additional paid-in capital	491,802	492,509
Retained earnings	32,795,365	33,617,132
Other components of equity	4,503,756	4,002,185
Treasury stock	(3,966,982)	(4,140,363)

Total Toyota Motor Corporation shareholders’ equity	34,220,991	34,368,513

Non-controlling interests	1,018,347	898,150

Total shareholders’ equity	35,239,338	35,266,663

Total liabilities and shareholders’ equity	90,114,296	89,169,296

TOYOTA MOTOR CORPORATION FY2025 Semi-Annual Financial Summary

2. Unaudited Condensed Semi-Annual Consolidated Statement of Income and

 Unaudited Condensed Semi-Annual Consolidated Statement of Comprehensive Income

 Unaudited Condensed Semi-Annual Consolidated Statement of Income

	Yen in millions
	For the first half ended September 30, 2023	For the first half ended September 30, 2024
Sales revenues
Sales of products	20,383,442	21,263,215
Financial services	1,598,175	2,019,235

Total sales revenues	21,981,617	23,282,450

Costs and expenses
Cost of products sold	16,542,695	17,134,152
Cost of financial services	1,006,082	1,281,362
Selling, general and administrative	1,873,546	2,402,719

Total costs and expenses	19,422,323	20,818,233

Operating income	2,559,294	2,464,217

Share of profit (loss) of investments accounted for using the equity method	378,530	264,315
Other finance income	337,941	270,945
Other finance costs	(44,300)	(53,694)
Foreign exchange gain (loss), net	299,376	(226,811)
Other income (loss), net	(9,314)	13,097

Income before income taxes	3,521,525	2,732,069

Income tax expense	874,004	866,418

Net income	2,647,521	1,865,651

Net income attributable to
Toyota Motor Corporation	2,589,428	1,907,113
Non-controlling interests	58,093	(41,462)

Net income	2,647,521	1,865,651

	Yen
Earnings per share attributable to Toyota Motor Corporation
Basic and Diluted	191.26	142.15

TOYOTA MOTOR CORPORATION FY2025 Semi-Annual Financial Summary

Unaudited Condensed Semi-Annual Consolidated Statement of Comprehensive Income

	Yen in millions
	For the first half ended September 30, 2023	For the first half ended September 30, 2024
Net income	2,647,521	1,865,651
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	376,618	58,283
Remeasurements of defined benefit plans	(5,201)	(5,209)
Share of other comprehensive income of equity method investees	178,815	(51,348)

Total of items that will not be reclassified to profit (loss)	550,232	1,726

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	944,115	(512,676)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(64,377)	83,151
Share of other comprehensive income of equity method investees	167,894	176,539

Total of items that may be reclassified subsequently to profit (loss)	1,047,633	(252,986)

Total other comprehensive income, net of tax	1,597,865	(251,260)

Comprehensive income	4,245,386	1,614,391

Comprehensive income for the period attributable to
Toyota Motor Corporation	4,145,722	1,653,798
Non-controlling interests	99,664	(39,407)

Comprehensive income	4,245,386	1,614,391

TOYOTA MOTOR CORPORATION FY2025 Semi-Annual Financial Summary

3. Unaudited Condensed Semi-Annual Consolidated Statement of Changes in Equity

For the first half ended September 30, 2023

	Yen in millions
	Common stock	Additional paid- in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2023	397,050	498,728	28,343,296	2,836,195	(3,736,562)	28,338,706	925,507	29,264,213

Comprehensive income
Net income	—	—	2,589,428	—	—	2,589,428	58,093	2,647,521
Other comprehensive income, net of tax	—	—	—	1,556,294	—	1,556,294	41,571	1,597,865

Total comprehensive income	—	—	2,589,428	1,556,294	—	4,145,722	99,664	4,245,386

Transactions with owners and other
Dividends paid	—	—	(474,781)	—	—	(474,781)	(74,812)	(549,593)
Repurchase of treasury stock	—	—	—	—	(116,507)	(116,507)	—	(116,507)
Reissuance of treasury stock	—	263	—	—	649	911	—	911
Equity transactions and other	—	(939)	—	—		(939)	9,296	8,358

Total transactions with owners and other	—	(676)	(474,781)	—	(115,858)	(591,316)	(65,516)	(656,831)

Reclassification to retained earnings	—	—	289,746	(289,746)	—	—	—	—

Balances at September 30, 2023	397,050	498,052	30,747,689	4,102,743	(3,852,421)	31,893,112	959,656	32,852,768

For the first half ended September 30, 2024
	Yen in millions
	Common stock	Additional paid- in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2024	397,050	491,802	32,795,365	4,503,756	(3,966,982)	34,220,991	1,018,347	35,239,338

Comprehensive income
Net income	—	—	1,907,113	—	—	1,907,113	(41,462)	1,865,651
Other comprehensive income, net of tax	—	—	—	(253,316)	—	(253,316)	2,055	(251,260)

Total comprehensive income	—	—	1,907,113	(253,316)	—	1,653,798	(39,407)	1,614,391

Transactions with owners and other
Dividends paid	—	—	(606,338)	—	—	(606,338)	(94,686)	(701,024)
Repurchase of treasury stock	—	—	—	—	(903,464)	(903,464)	—	(903,464)
Reissuance of treasury stock	—	1,356	—	—	866	2,222	—	2,222
Retirement of treasury stock	—	(1,953)	(727,264)	—	729,217	—	—	—
Equity transactions and other	—	1,303	—	—	—	1,303	13,896	15,200

Total transactions with owners and other	—	707	(1,333,602)	—	(173,381)	(1,506,276)	(80,790)	(1,587,065)

Reclassification to retained earnings	—	—	248,256	(248,256)	—	—	—	—

Balances at September 30, 2024	397,050	492,509	33,617,132	4,002,185	(4,140,363)	34,368,513	898,150	35,266,663

TOYOTA MOTOR CORPORATION FY2025 Semi-Annual Financial Summary

4. Unaudited Condensed Semi-Annual Consolidated Statement of Cash Flows

	Yen in millions
	For the first half ended September 30, 2023	For the first half ended September 30, 2024
Cash flows from operating activities
Net income	2,647,521	1,865,651
Depreciation and amortization	1,019,961	1,127,964
Interest income and interest costs related to financial services, net	(367,298)	(392,225)
Share of profit (loss) of investments accounted for using the equity method	(378,530)	(264,315)
Income tax expense	874,004	866,418
Changes in operating assets and liabilities, and other	(1,899,459)	(1,011,456)
Interest received	1,038,446	1,324,780
Dividends received	463,630	492,691
Interest paid	(482,012)	(747,311)
Income taxes paid, net of refunds	(638,183)	(1,445,020)

Net cash provided by (used in) operating activities	2,278,079	1,817,177

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(847,498)	(848,071)
Additions to equipment leased to others	(1,298,943)	(1,944,559)
Proceeds from sales of fixed assets excluding equipment leased to others	67,703	21,125
Proceeds from sales of equipment leased to others	932,990	1,169,262
Additions to intangible assets	(147,974)	(140,020)
Additions to public and corporate bonds and stocks	(1,014,675)	(2,331,054)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	1,215,728	2,156,345
Other, net	(1,558,924)	(1,168,778)

Net cash provided by (used in) investing activities	(2,651,591)	(3,085,752)

Cash flows from financing activities
Increase (decrease) in short-term debt	278,309	(27,289)
Proceeds from long-term debt	5,261,465	6,559,072
Payments of long-term debt	(4,328,396)	(5,232,659)
Dividends paid to Toyota Motor Corporation common shareholders	(474,781)	(606,338)
Dividends paid to non-controlling interests	(74,812)	(94,686)
Reissuance (repurchase) of treasury stock	(116,507)	(903,464)
Other, net	8,758	15,611

Net cash provided by (used in) financing activities	554,035	(289,752)

Effect of exchange rate changes on cash and cash equivalents	228,573	(222,277)

Net increase (decrease) in cash and cash equivalents	409,097	(1,780,603)

Cash and cash equivalents at beginning of period	7,516,966	9,412,060

Cash and cash equivalents at end of period	7,926,063	7,631,457

TOYOTA MOTOR CORPORATION FY2025 Semi-Annual Financial Summary

5. Notes to Unaudited Condensed Semi-Annual Consolidated Financial Statements

(1) Going Concern Assumption

None

TOYOTA MOTOR CORPORATION FY2025 Semi-Annual Financial Summary

(2) Segment information

(i) Outline of reporting segments

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, SUVs, trucks and related parts and accessories. The Financial services segment consists primarily of financing and vehicle leasing operations to assist in the merchandising of Toyota’s products as well as other products. The All other segment includes telecommunications and other businesses.

(ii) Segment operating results

For the first half ended September 30, 2023:

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	20,131,829	1,598,175	251,613	—	21,981,617
Inter-segment revenues and transfers	33,479	23,191	374,053	(430,723)	—

Total	20,165,308	1,621,366	625,666	(430,723)	21,981,617
Operating expenses	17,918,009	1,376,466	545,862	(418,014)	19,422,323

Operating income	2,247,299	244,900	79,804	(12,709)	2,559,294

For the first half ended September 30, 2024:

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	20,986,201	2,019,235	277,014	—	23,282,450
Inter-segment revenues and transfers	105,979	23,777	376,325	(506,081)	—

Total	21,092,180	2,043,012	653,339	(506,081)	23,282,450
Operating expenses	19,024,419	1,710,524	579,260	(495,969)	20,818,233

Operating income	2,067,761	332,488	74,080	(10,112)	2,464,217

Accounting policies applied by each segment are in conformity with those of Toyota’s condensed semi-annual consolidated financial statements. Transfers between segments are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION FY2025 Semi-Annual Financial Summary

(iii) Geographic information

For the first half ended September 30, 2023:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	5,158,456	8,454,796	2,575,613	3,724,613	2,068,138	—	21,981,617
Inter-segment revenues and transfers	5,351,855	141,487	82,875	586,572	121,647	(6,284,436)	—

Total	10,510,310	8,596,283	2,658,488	4,311,185	2,189,785	(6,284,436)	21,981,617
Operating expenses	8,929,231	8,307,132	2,476,089	3,900,067	2,000,101	(6,190,298)	19,422,323

Operating income	1,581,079	289,151	182,399	411,119	189,684	(94,138)	2,559,294

For the first half ended September 30, 2024:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	5,112,835	9,352,535	2,795,866	3,921,657	2,099,556	—	23,282,450
Inter-segment revenues and transfers	5,428,655	172,854	93,251	548,410	20,906	(6,264,076)	—

Total	10,541,491	9,525,389	2,889,117	4,470,067	2,120,463	(6,264,076)	23,282,450
Operating expenses	9,019,053	9,411,613	2,673,166	3,979,639	1,979,862	(6,245,100)	20,818,233

Operating income	1,522,438	113,776	215,951	490,428	140,601	(18,977)	2,464,217

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

The above amounts are aggregated by region based on the location of the country where Toyota Motor Corporation or consolidated subsidiaries are located. Transfers between geographic areas are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION FY2025 Semi-Annual Financial Summary

(iv) Sales revenues by location of external customers

	Yen in millions
	For the first half ended September 30,
	2023	2024
Japan	3,775,930	3,674,817
North America	8,474,279	9,366,010
Europe	2,508,640	2,717,418
Asia	3,826,384	3,955,029
Other	3,396,385	3,569,176

Total	21,981,617	23,282,450

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

Supplemental Material for Financial Results for FY2025 First Half (Consolidated)

< IFRS >

	FY2024												FY2025						FY2025
	1Q (2023/4-6)		2Q (2023/7-9)		First Half 6 months (2023/4-9)		3Q (2023/10-12)		4Q (2024/1-3)		12 months (‘23/4-‘24/3)		1Q (2024/4-6)		2Q (2024/7-9)		First Half 6 months (2024/4-9)		Forecast 12 months (‘24/4-‘25/3)
Vehicle Production (thousands of units)	2,345		2,379		4,725		2,444		2,095		9,263		2,186		2,217		4,403
(Japan) –including Daihatsu & Hino	1,025		1,090		2,114		1,115		813		4,042		901		991		1,893
[Daihatsu & Hino]	[190	]	[232	]	[422	]	[247	]	[65	]	[734	]	[141	]	[219	]	[359	]
(Overseas) –including Daihatsu & Hino	1,321		1,289		2,610		1,328		1,282		5,221		1,285		1,226		2,511
[Daihatsu & Hino]	[118	]	[139	]	[258	]	[134	]	[114	]	[506	]	[106	]	[122	]	[228	]
North America	520		482		1,002		475		499		1,976		523		445		968
Europe	223		161		384		238		224		846		215		181		396
Asia	437		498		935		489		453		1,876		434		466		900
Central and South America	102		105		207		91		85		383		87		100		187
Africa	39		44		83		35		22		140		26		33		59
Vehicle Sales (thousands of units)	2,326		2,418		4,744		2,551		2,148		9,443		2,252		2,304		4,556		9,400
(Japan) –including Daihatsu & Hino	532		540		1,072		558		363		1,993		421		517		939		2,030
[Daihatsu & Hino]	[134	]	[141	]	[275	]	[154	]	[48	]	[477	]	[84	]	[136	]	[220	]	[510	]
(Overseas) –including Daihatsu & Hino	1,794		1,878		3,672		1,993		1,784		7,450		1,830		1,787		3,617		7,370
[Daihatsu & Hino]	[69	]	[74	]	[144	]	[64	]	[64	]	[271	]	[61	]	[65	]	[126	]	[240	]
North America	682		703		1,385		776		655		2,816		705		643		1,348		2,720
Europe	286		270		557		327		308		1,192		291		256		547		1,150
Asia	417		478		895		480		428		1,804		436		469		905		1,860
Central and South America	128		126		254		120		136		510		114		134		248		490
Oceania	76		87		163		80		74		318		82		71		153		310
Africa	59		62		121		55		46		221		49		56		106		230
Middle East	143		149		292		151		136		579		151		157		308		610
Other	3		2		5		3		2		10		2		2		4
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,751		2,845		5,596		2,968		2,526		11,090		2,636		2,737		5,373		10,850

Supplemental 1

Supplemental Material for Financial Results for FY2025 First Half (Consolidated)

< IFRS >

	FY2024						FY2025				FY2025
	1Q (2023/4-6)	2Q (2023/7-9)	First Half 6 months (2023/4-9)	3Q (2023/10-12)	4Q (2024/1-3)	12 months (‘23/4-‘24/3)	1Q (2024/4-6)	2Q (2024/7-9)	First Half 6 months (2024/4-9)		Forecast 12 months (‘24/4-‘25/3)
Foreign Exchange Rates
Yen to US Dollar Rate	137	145	141	148	149	145	156	150	153		as premise: 147
Yen to Euro Rate	150	157	153	159	161	157	168	164	166		as premise: 161
Number of Employees	379,659	381,576	381,576	380,737	380,793	380,793	384,954	384,158	384,158	(Note 1)
Sales Revenues (billions of yen)	10,546.8	11,434.7	21,981.6	12,041.1	11,072.6	45,095.3	11,837.8	11,444.5	23,282.4		46,000.0
Geographic Information
Japan	5,105.5	5,404.7	10,510.3	5,626.8	4,883.5	21,020.7	5,224.0	5,317.3	10,541.4
North America	4,092.0	4,504.2	8,596.2	4,958.1	4,388.6	17,943.0	5,002.4	4,522.9	9,525.3
Europe	1,299.0	1,359.4	2,658.4	1,520.7	1,502.4	5,681.7	1,509.0	1,380.1	2,889.1
Asia	1,964.5	2,346.6	4,311.1	2,371.3	2,048.2	8,730.7	2,231.7	2,238.2	4,470.0
Other	1,024.6	1,165.1	2,189.7	974.0	1,225.9	4,389.7	1,053.8	1,066.6	2,120.4
Elimination	-2,939.0	-3,345.3	-6,284.4	-3,410.0	-2,976.3	-12,670.7	-3,183.2	-3,080.7	-6,264.0
Business Segment
Automotive	9,687.9	10,477.3	20,165.3	11,065.7	10,035.1	41,266.2	10,759.7	10,332.4	21,092.1
Financial Services	775.1	846.1	1,621.3	922.3	940.4	3,484.1	1,005.3	1,037.6	2,043.0
All Other	306.4	319.2	625.6	357.4	385.0	1,368.1	315.6	337.6	653.3
Elimination	-222.7	-207.9	-430.7	-304.4	-288.0	-1,023.2	-242.8	-263.2	-506.0
Operating Income (billions of yen)	1,120.9	1,438.3	2,559.2	1,680.9	1,112.6	5,352.9	1,308.4	1,155.7	2,464.2		4,300.0
(Operating Income Ratio) (%)	(10.6)	(12.6)	(11.6)	(14.0)	(10.0)	(11.9)	(11.1)	(10.1)	(10.6)		(9.3)
Geographic Information
Japan	701.9	879.1	1,581.0	1,104.1	799.0	3,484.2	881.2	641.1	1,522.4
North America	119.6	169.4	289.1	227.4	-10.2	506.3	85.0	28.7	113.7
Europe	83.0	99.3	182.3	103.1	102.5	388.0	124.6	91.2	215.9
Asia	186.2	224.9	411.1	238.4	215.9	865.5	245.9	244.4	490.4
Other	85.4	104.2	189.6	9.2	-0.6	198.3	41.7	98.8	140.6
Elimination	-55.4	-38.7	-94.1	-1.5	5.9	-89.6	-70.2	51.3	-18.9
Business Segment
Automotive	945.6	1,301.6	2,247.2	1,472.6	901.5	4,621.4	1,117.9	949.8	2,067.7
Financial Services	147.2	97.6	244.9	172.0	153.0	570.0	159.7	172.7	332.4
All Other	40.2	39.5	79.8	44.1	51.2	175.2	40.7	33.2	74.0
Elimination	-12.2	-0.4	-12.7	-7.9	6.8	-13.8	-9.9	-0.1	-10.1
Share of Profit (Loss) of Investments Accounted for Using the Equity Method (billions of yen)	193.3	185.1	378.5	217.6	166.9	763.1	164.9	99.3	264.3		590.0
Income before Income Taxes (billions of yen)	1,720.5	1,800.9	3,521.5	1,835.5	1,608.0	6,965.0	1,872.2	859.8	2,732.0		4,980.0
(Income before Income Taxes Ratio) (%)	(16.3)	(15.7)	(16.0)	(15.2)	(14.5)	(15.4)	(15.8)	(7.5)	(11.7)		(10.8)
Net Income Attributable toToyota Motor Corporation (billions of yen)	1,311.3	1,278.0	2,589.4	1,357.8	997.6	4,944.9	1,333.3	573.7	1,907.1		3,570.0
(Net Income Ratio) (%)	(12.4)	(11.2)	(11.8)	(11.3)	(9.0)	(11.0)	(11.3)	(5.0)	(8.2)		(7.8)
Dividends
Cash Dividends (billions of yen)	—	405.4	405.4	—	606.3	1,011.7	—	525.9	525.9	(Note 2)
Cash Dividends per Share (yen)	—	30	30	—	45	75	—	40	40		90
Payout Ratio (%)	—	15.6	15.6	—	25.7	20.4	—	28.1	28.1		33.4
Value of Shares Repurchased (billions of yen)[actual purchase]	34.3	82.1	116.4	75.0	39.4	231.0	18.9	884.4	903.4	(Note 3)
Value of Shares Repurchased (billions of yen)[shareholder return]	—	99.9	99.9	—	1,000.0	1,099.9	—	200.0	200.0	(Note 3) (Note 4)
Number of Outstanding Shares (thousands)	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987	15,794,987	15,794,987	15,794,987

Supplemental 2

Supplemental Material for Financial Results for FY2025 First Half (Consolidated)

< IFRS >

	FY2024						FY2025				FY2025
	1Q (2023/4-6)	2Q (2023/7-9)	First Half 6 months (2023/4-9)	3Q (2023/10-12)	4Q (2024/1-3)	12 months (‘23/4-‘24/3)	1Q (2024/4-6)	2Q (2024/7-9)	First Half 6 months (2024/4-9)		Forecast 12 months (‘24/4-‘25/3)
R&D Expenses (billions of yen)	294.8	314.0	608.9	289.2	304.2	1,202.3	304.6	334.9	639.5		1,300.0	(Note 5)
Depreciation Expenses (billions of yen)	298.3	303.2	601.6	302.9	343.8	1,248.4	352.3	335.4	687.7		1,380.0	(Note 6)
Geographic Information
Japan	140.7	139.5	280.2	133.6	152.8	566.7	148.6	141.8	290.5
North America	79.4	84.5	163.9	91.4	122.4	377.8	120.4	114.8	235.3
Europe	21.4	23.4	44.8	21.3	15.9	82.1	23.4	25.6	49.1
Asia	46.1	44.6	90.7	45.4	45.4	181.6	48.3	43.0	91.4
Other	10.5	11.1	21.7	11.0	7.2	40.0	11.4	9.9	21.4
Capital Expenditures (billions of yen)	366.6	442.8	809.4	486.9	714.4	2,010.8	368.0	443.1	811.1		2,150.0	(Note 6)
Geographic Information
Japan	144.0	175.2	319.3	174.0	354.3	847.6	163.2	198.7	361.9
North America	154.1	159.5	313.6	182.6	226.2	722.5	115.9	173.4	289.4
Europe	12.5	28.9	41.4	23.4	23.9	88.8	17.4	10.7	28.1
Asia	41.1	54.9	96.0	89.4	82.7	268.2	52.6	30.6	83.3
Other	14.7	24.2	38.9	17.3	27.1	83.5	18.6	29.5	48.1
Total Liquid Assets (billions of yen)	12,287.8	13,808.6	13,808.6	14,143.6	15,079.5	15,079.5	15,585.7	15,404.1	15,404.1	(Note 7)
Total Assets (billions of yen)	80,131.2	83,661.3	83,661.3	84,232.1	90,114.2	90,114.2	94,037.3	89,169.2	89,169.2
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	30,330.0	31,893.1	31,893.1	32,561.6	34,220.9	34,220.9	35,737.7	34,368.5	34,368.5
Return on Equity (%)	17.9	16.4	17.2	16.9	12.0	15.8	15.2	6.5	11.1
Return on Asset (%)	6.8	6.2	6.6	6.5	4.6	6.0	5.8	2.5	4.3
Number of Consolidated Subsidiaries (including Structured Entities)						577
Number of Associates and Joint Ventures Accounted for Using the Equity Method						165

Analysis of Consolidated Net Income Attributable to Toyota Motor Corporation for FY2025 (billions of yen, approximately)	2Q (2024/7-9)	First Half 6 months (2024/4-9)
Effects of Marketing Activities	-140.0	-70.0
Effects of Changes in Exchange Rates	240.0	610.0
Cost Reduction Efforts	35.0	90.0
From Engineering	35.0	70.0
From Manufacturing and Logistics	0.0	20.0
Increase or Decrease in Expenses and Expense Reduction Efforts	-215.0	-440.0
Other	-202.6	-285.0
(Changes in Operating Income)	-282.6	-95.0
Non-operating Income	-658.5	-694.3
Share of Profit (Loss) of Investments Accounted for Using the Equity Method	-85.7	-114.2
Income tax expense, Net Income Attributable to Non-controlling Interests	236.8	107.1
(Changes in Net Income Attributable to Toyota Motor Corporation)	-704.2	-682.3

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota Motor Corporation’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

(Note 1)	Shows the number of employees as of the end of each period (excluding loan employees from Toyota to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 2)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 3)	Excluding shares constituting less than one unit that were purchased upon request and the commission fees incurred for the repurchase
(Note 4)

Shareholder return on Net Income for the period (Stated the maximum total purchase price for the repurchase of shares during the repurchase period, or the actual purchase price of shares repurchased after the completion of the repurchase period.)

(Note 5)	Figures for R&D expenses are R&D activity related expenditures incurred during the reporting period and do not conform to “R&D Expenses” on Toyota’s Consolidated Statement of Income
(Note 6)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease or right of use assets
(Note 7)	Cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds, excluding in each case those relating to financial services

Supplemental 3